

Mail Stop 4628

April 21, 2017

Michael J. Doss
Chief Executive Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, TX 76102

> **Re: FTS International, Inc.**
> **Amendment 2 to Registration Statement on Form S-1**
> **Filed April 11, 2017**
> **File No. 333-215998**

Dear Mr. Doss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2017 letter.

Investors' Rights Agreements, page 95

1.   We note your response to our prior comment 5, but reiterate that comment in part. Expand the disclosure in this section to address the affiliation between Senja and Hampton and Mr. Ong Tiong Sin, director.

Michael J. Doss
FTS International, Inc.
April 21, 2017
Page 2

       You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or, in her absence, Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

       Sincerely,

       /s/H. Roger Schwall

       H. Roger Schwall
       Assistant Director
       Office of Natural Resources

cc: Charles T. Haag, Esq.
       Jones Day